

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Timothy D. Boswell
President and Chief Financial Officer
WillScot Mobile Mini Holdings Corp.
4646 E Van Buren St. , Suite 400
Phoenix , Arizona 85008

> **Re: WillScot Mobile Mini Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 22, 2023**
> **File No. 001-37552**

Dear Timothy D. Boswell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services